Mail Stop 3561

December 11, 2006

Fabrizzio Busso-Campana
Crystal International Travel Group, Inc.
641 Shunpike Road, Suite 333
Chatham, NJ 07928

Re: Crystal International Travel Group, Inc.
Amendment no. 4 to Registration Statement on Form SB-2
Filed December 4, 2006
File No. 333-136143

Dear Mr. Busso-Campana,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

Registration Statement
Cover Page

1. We note your response to prior comment 2 of our letter dated October 23, 2006. Given the nature and the size of your transaction we continue to believe that the transaction does not comply with our guidance regarding indirect primary offerings.

Management Discussion and Analysis, page 12

2. We note your disclosure in the third full paragraph on page 12 that you have recorded an asset impairment charge due to the fact that you have not gained complete control over the intangible assets associated with FS Suntours and SunTrips. Please revise your disclosure here to discuss your plans for obtaining the assets and when you expect to resolve this issue. If material, please add a risk

factor to discuss the impact on your business. Accordingly, please revise your prospectus summary to briefly discuss.

Item 26. Recent Sales of Unregistered Securities, page II-2

3. We note your disclosure on page 14 that you issued a $400,000 note, a warrant to purchase 400,000 shares of common stock and issued 1,000,000 shares of common stock. It is unclear to us whether these are the same transactions listed on page II-3. Please revise to clarify and provide all of the information required by Item 701 of Regulation S-B.

Exhibit 5.1

4. Please revise to delete the last paragraph of the opinion.

Other

5. Either refile the 8-K for November 27, 2006 with executed copies and all attachments or file the executed copies with all attachments as exhibits to this registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Jeffrey M. Quick, Esq.
        Quick Law Group PC
        via facsimile: (303) 845-7315